SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________

SCHEDULE TO
Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________

APPLE REIT NINE, INC.
(Name of Subject Company)

MPF NORTHSTAR FUND 2, LP; MPF INCOME FUND 26, LLC; MACKENZIE INCOME FUND 27, LLC; MPF BADGER ACQUISITION CO., LLC; MPF PLATINUM FUND, LP; MPF INCOME FUND 24, LLC; MPF OPPORTUNITY FUND, LP; MPF DEWAAY FUND 5, LLC; MPF FLAGSHIP FUND 10, LLC; MPF FLAGSHIP FUND 13, LLC; MPF FLAGSHIP FUND 14, LLC; MACKENZIE FLAGSHIP FUND 15, LLC; MP VALUE FUND 5, LLC; MP VALUE FUND 7, LLC; MPF DEWAAY PREMIER FUND 4, LLC; MPF BLUE RIDGE FUND I, LLC; COASTAL REALTY BUSINESS TRUST; AND MACKENZIE CAPITAL MANAGEMENT, LP
(Bidders)
UNIT (EACH OF WHICH IS EQUAL TO A SHARE OF COMMON AND SERIES A PREFERRED SOTCK) OF COMMON STOCK
(Title of Class of Securities)

None or unknown
(CUSIP Number of Class of Securities)
_______________________
Copy to:
Christine Simpson	Chip Patterson, Esq.
MacKenzie Capital Management, LP	MacKenzie Capital Management, LP
1640 School Street	1640 School Street
Moraga, California 94556	Moraga, California 94556
(925) 631-9100 ext. 1024	(925) 631-9100 ext. 1006

(Name, Address, and Telephone Number of
Person Authorized to Receive Notices and
Communications on Behalf of Bidder)

Calculation of Filing Fee

Transaction	Amount of
Valuation*	Filing Fee

$63,700,000	$8,688.68

*	For purposes of calculating the filing fee only. Assumes the purchase of 9,100,000 Shares at a purchase price equal to $7.00 per Share in cash

[]
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration Number:
Filing Party:
Date Filed:

[]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X]	third party tender offer subject to Rule 14d-1.
[]	issuer tender offer subject to Rule 13e-4.
[]	going private transaction subject to Rule 13e-3
[]	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the “Offer”) by: MPF Northstar Fund 2, LP; MPF Income Fund 26, LLC; MacKenzie Income Fund 27, LLC; MPF Badger Acquisition Co., LLC; MPF Platinum Fund, LP; MPF Income Fund 24, LLC; MPF Opportunity Fund, LP; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 13, LLC; MPF Flagship Fund 14, LLC; MacKenzie Flagship Fund 15, LLC; MP Value Fund 5, LLC; MP Value Fund 7, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Blue Ridge Fund I, LLC; and Coastal Realty Business Trust (collectively the “Purchasers”) to purchase up to 9,100,000 shares of common stock and the associated shares of Series A preferred stock (together, the “Unit” of “Shares”) in Apple REIT Nine, Inc. (the “Corporation”), the subject company, at a purchase price equal to $7.00 per Share, upon the terms and subject to the conditions set forth in the Offer to Purchase (the “Offer to Purchase”) dated March 7, 2013 (the “Offer Date”) and the related Assignment Form, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively.  Any dividends made or declared after April 26, 2013, or such other date to which this Offer may be extended (the “Expiration Date”), by the terms of the Offer and as set forth in the Assignment Form, would be assigned by tendering Shareholders to the Purchasers.  MacKenzie Capital Management, LP is named as a bidder herein because it is deemed to control the Purchasers, but is otherwise not participating in the offer described in this schedule.

Tender of Shares will include the tender of any and all securities into which the Shares may be converted and any securities distributed with respect to the Shares from and after the Offer Date.  Purchasers are entitled to all proceeds that are paid on or after the Expiration Date from or as a result of any claim, litigation, class or derivative action brought by or for the benefit of the tendering Shareholders with respect to the transferred Shares, regardless of when the claims asserted and such action accrued.

The Corporation had 38,600 holders of record as of December 31, 2011, owning an aggregate of 181,858,977 Shares as of November 1, 2012, according to its Annual Report on Form 10-K for the fiscal year ending December 31, 2011and its Quarterly Report on Form 10-Q for the quarter ending September 30, 2012.  The Purchasers and their affiliates currently beneficially own 71,241 Shares, or 0.04% of the outstanding Shares.  The 9,100,000 Shares subject to the Offer constitute 5% of the outstanding Shares.  Consummation of the Offer, if all Shares sought are tendered, would require payment by the Purchasers of up to $63,700,000 in aggregate purchase price, which the Purchasers intend to fund out of their current working capital.

The address of the Corporation’s principal executive offices is 814 East Main Street, Richmond, Virginia 23219, and its phone number is (804) 344-8121.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement.

Item 12.                      Exhibits.

(a)(1)	Offer to Purchase dated March 7, 2013

(a)(2)	Assignment Form

(a)(3)	Form of Letter to Shareholders dated March 7, 2013
(a)(4)	Form of advertisement in Investor’s Business Daily
(b)- (h)	Not applicable.

Item 13.                      Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:           March 7, 2013

MPF Northstar Fund 2, LP; MPF Income Fund 26, LLC; MacKenzie Income Fund 27, LLC; MPF Badger Acquisition Co., LLC; MPF Platinum Fund, LP; MPF Income Fund 24, LLC; MPF Opportunity Fund, LP; MPF DeWaay Fund 5, LLC; MPF Flagship Fund 10, LLC; MPF Flagship Fund 13, LLC; MPF Flagship Fund 14, LLC; MacKenzie Flagship Fund 15, LLC; MP Value Fund 5, LLC; MP Value Fund 7, LLC; MPF DeWaay Premier Fund 4, LLC; MPF Blue Ridge Fund I, LLC; Coastal Realty Business Trust

By: MacKenzie Capital Management, LP, Manager/General Partner/Trustee

By:	/s/ Chip Patterson
Chip Patterson, Managing Director

MACKENZIE CAPITAL MANAGEMENT, LP

By:           /s/ Chip Patterson
Chip Patterson, Managing Director